FULLCAST® www.fullcast.co.jp


05009301

2005 JUN 28 A 10:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 24, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Resolutions of the Board of Meeting regarding the interim dividend payments

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

Very truly yours,

Fullcast co., Ltd



Shingo Tsukahara
Director



(Summary English Transaction)

May 10, 2005

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, shibuya-ku, Tokyo
Japan

Takehito Hirano
Representative Director and President

Notice of Resolutions of the Board of Meeting
regarding the interim dividend payments

This is to inform you that, at the Company's board of meeting held on May 9, 2005, reports and resolutions regarding the interim dividend payments were made as described below.

Particulars

Pursuant to the provisions of article 38 of the Company's Articles of Incorporation, we shall pay the interim dividend to shareholders and registered substantive owners, who were entered or recorded in the list of shareholders or substantive shareholders, as of March 31, 2005, that :

1. Interim dividend payment : 1,000 yen per share
2. The effective date of claim rights for payment, and the opening date for payment : June 7, 2005